SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE CAA'S DEREGULATION OF STANSTED AIRPORT IS MORE REGULATORY FAILURE THAT WILL HARM CONSUMERS

THE CAA PUTS THE FOXES IN CHARGE OF THE CHICKEN COOP

Ryanair, Europe's favourite airline, today (10 Jan) criticised the UK CAA's false claim that Stansted airport does not have substantial market power, and the consequent deregulation of Stansted. Against evidence and its own earlier findings, the CAA now inexplicably claims that airlines are able to exert buyer power on Stansted in circumstances where Stansted was allowed by the CAA to double its charges in 2007, which caused a 5 year 27% traffic collapse at Stansted while Heathrow and Gatwick were growing. Even Easyjet moved flights to Southend to avoid Stansted's high charges.

Today's deregulation decision by the CAA will allow Stansted to increase charges in future and will result in yet more damage to UK consumers and competition. This decision confirms yet again that the CAA's regulatory regime is "inadequate", as previously found by the Competition Commission in its 2009 decision to break up the BAA airport monopoly.

Ryanair's Director of Legal & Regulatory Affairs, Juliusz Komorek said:

    "Ryanair regrets today's unsupported claim by the CAA that Stansted does not have substantial market power and the CAA's decision to deregulate Stansted. The CAA's failure to recognise that Stansted has profitably maintained its prices above the competitive level since 2007, despite a 27% fall in traffic, confirms the Competition Commission's finding that the CAA regulatory regime is 'inadequate'.

    Today's decision is an example of the CAA's regulatory failure which will again harm consumers as Stansted will be able to further increase airport charges whenever it wishes, without any reference to competitive price levels.

    Effective regulation with aggressive price caps is the only way to ensure that consumers are protected and that Stansted can grow its traffic on a sustained basis. Ryanair condemns the CAA's continuing failure to effectively regulate Stansted."

For further information
please contact:

             Robin Kiely          Joe Carmody
             Ryanair Ltd          Edelman Ireland
             Tel: +353-1-8121212      Tel: +353-1-6789333
                                                        press@ryanair.com                     ryanair@edelman.com

                                                Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 January, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary